EXHIBIT 1

Canyon Capital Nominates Three Highly-Qualified Independent Candidates for Election to Ambac’s Board of Directors

New Independent Directors are Critical to Creating Stockholder Value and

Remedying Poor Company Performance and Accountability

LOS ANGELES, March 14, 2016 - Canyon Capital Advisors LLC (“Canyon Capital”), a leading alternative asset manager serving institutional clients worldwide, and manager of funds and accounts that own almost 5% of the outstanding shares of Ambac Financial Group, Inc. (Nasdaq:AMBC) ("Ambac" or the “Company”), today announced its nomination of three highly-qualified independent candidates for election to Ambac’s Board of Directors. Ambac stockholders will have the opportunity to vote on these nominees at the Company’s 2016 Annual Meeting of Stockholders, which is scheduled to be held on May 12, 2016.

Canyon Capital has released the following presentation that provides additional information and specific details on Canyon Capital’s concerns with Ambac’s Board and Mr. Tavakoli: http://origin-qps.onstreammedia.com/origin/multivu_archive/ENR/343606-ambac-presentation.pdf

The Need for Fresh Leadership

Canyon Capital repeatedly has voiced significant concerns with the Company’s underperformance and lack of strategic direction under existing management. Rather than proactively address those concerns, however, the incumbent Board has remained steadfast in its commitment to maintaining the status quo. Thus, notwithstanding the 42% decline in Ambac’s stock price under his interim leadership in 2015, the Board decided to appoint Nader Tavakoli as the Company’s permanent President and CEO and provided him with exorbitant compensation packages that could total over $40 million through 2018 if Ambac’s stock price merely returns to where it started under his tenure.

Mr. Tavakoli’s lack of relevant experience, lack of a defined vision and strategic plan for the business, and substandard performance is undoubtedly harming Ambac. Although Ambac touts $25 of operating earnings per share in 2015, Ambac’s stock price plummeted by 42% (to $14 per share). Rather than being reflective of Company performance, Canyon believes the $25 of operating earnings were in fact due primarily to changes in future loss assumptions related to mortgage securities, litigation estimates and the early refinancing of municipal bonds.

In an attempt to distract stockholders from the fundamental issues plaguing the Company’s performance, and its diminishing equity value, Ambac’s incumbent Board and management have portrayed Canyon Capital as conflicted because it also is a policyholder. However, Canyon Capital is one of the Company’s largest stockholders and the interests of policyholders and stockholders are aligned. The Company’s policy claims are accruing substantial interest and must be paid down before stockholders receive any return of capital. Ambac presently has significant excess capital with which to do so. Indeed, Ambac’s stock price has consistently performed better in years when the Company deployed capital to pay down claims.

As the Company’s actions show, the real conflict that exists is between stockholders and management. The majority of Ambac’s municipal bond policies will be in a position to be run-off by the end of 2017. Management and the Board have a clear conflict in that as policies continue to run-off, so does their time at the helm. Neither management nor the Board has been forthright in explaining the Company’s excess capital position or its plans for deploying the same. Instead, management has made preposterous proposals for other ways to deploy stockholder capital, including a home repair business and an asset management business. Such plans are a waste, do not provide for return of capital to Ambac stockholders, and entrench and enrich management.

For example, Mr. Tavakoli stated:

•	“This October we introduced a pilot program to invest in residential real estate owned properties within Ambac insured transactions. The main component of the value creation of this project will be the result of making repairs to the REO properties in order to bring them up to neighborhood standards.” See Ambac 3Q15 Earnings Call Tr.
•	“We’re giving substantial thought to deploying our capital strategically in asset management businesses.” See Ambac 4Q15 Earnings Call Tr.

Ambac also has touted its purported reduction in expenses. Unlike its peer companies, however, Ambac’s expenses have actually increased under Mr. Tavakoli’s tenure. That is so despite the continued run-off of Ambac’s legacy exposures and Mr. Tavakoli having publicly projected expense reductions that would begin to take hold last year.

Canyon Capital believes these issues should be of the utmost concern to all Ambac stockholders and believes the Company’s performance will continue to suffer without significant changes in the boardroom.

Canyon Capital’s nominees are:

•	Frederick Arnold – Chief Financial Officer of ConvergEx Group, with decades of executive leadership experience at major global financial services and manufacturing firms, as well as extensive directorship experience.
•	John Brecker – Director of ACA Financial Guaranty Corporation, The PMI Group, Inc., Broadview Networks, Inc. and Catalyst Paper Corporation, with significant insurance industry and directorship experience.

•	Eugene Davis – Founder, Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, with extensive corporate restructuring and directorship experience.

Canyon Capital’s nominees possess the skills and experience needed to work proactively with the Company’s other independent directors to reverse Ambac’s lagging performance, increase transparency and accountability, and ensure that Ambac’s business is strategically positioned for future success.

Additional Information About the Nominees

Frederick Arnold

Mr. Arnold is an accomplished leader in financial services companies and brings over 30 years of industry experience. He has strong expertise navigating highly complex and troubled situations which typically entail change, operational improvements and enhancements to corporate governance. His accomplishments include:

•	Member of the post-emergence board of directors of Lehman Brothers Holdings Inc. Since Lehman’s emergence from bankruptcy, the board has been engaged in the restructuring and liquidation of the largest ever bankruptcy estate – an enterprise far larger and more complex than Ambac. The board of Lehman Brothers Holdings Inc. has been intimately involved in liquidating and resolving hundreds of billions of assets and claims, negotiating and settling complex legacy exposures, and pursuing and settling litigation including mortgage representations & warranties.
•	Currently Chief Financial Officer and a member of the Executive Committee of ConvergEx Group, LLC, an agency-focused global brokerage and trading-related services provider, which he joined in 2015.

John Brecker

Mr. Brecker has extensive experience serving on compensation, audit and governance committees of various boards of directors of public and private companies. He is also an expert in directing and managing hedge funds, with a specialization in distressed debt and equities. His accomplishments include:

•	Partner of Drivetrain Advisors, LLC, a company addressing the needs for investment-focused distressed business expertise. Mr. Brecker has specific experience in distressed insurance businesses, as relates to rehabilitation, restructuring, litigation and wind down of legacy exposures.
•	Board member of ACA Financial Guaranty Corporation ACA successfully reached a restructuring plan, settling significant legacy insurance exposures, while protecting municipal policyholders. Today, ACA continues to wind down its legacy portfolio of exposures. Board and management have worked closely with the Maryland insurance regulators.

•	Board member of The PMI Group, Inc., a mortgage insurance company, which underwent Chapter 11 proceedings, while certain subsidiaries were placed in regulatory receivership. PMI successfully emerged from bankruptcy in 2013.
•	Previously, Principal and Co-Founder of Longacre Fund Management, LLC, an investment manager, from 1998 to 2012, during which time he also served as Principal and Co-Founder of Longacre Special Equities Fund Management, LLC, an investment manager.

Eugene Davis

Mr. Davis is a well-respected and highly regarded C-suite and boardroom executive. He has significant expertise leading successful company turnarounds and extensive experience serving as a director on multiple public companies. His accomplishments include:

•	Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately-held consulting firm specializing in turn-around management, which he founded in 1999.
•	Executive Chairman of Capmark Financial Group. Mr. Davis executed a highly successful monetization of legacy assets substantially above balance sheet values. He worked directly with banking regulators on reorganizing, monetizing, and ultimately dissolving Capmark Bank, a Utah-chartered FDIC-insured banking institution. This led to the return of over $2.5 billion of cash to common stockholders via dividend distributions. He also received stockholder support to use the remaining approximately $400 million of estate assets and existing balance sheet attributes as an acquisition platform.
•	Board member and Chairman of CIFG Guaranty. CIFG is a monoline insurer. The board and management successfully reduced legacy exposures by over 90% by pursuing commutations, paying down policies and liability management and litigation. Mr. Davis helped to significantly improve the net capital position of the business, to the point where the company has begun returning capital to stockholders. The company has also substantially reduced operating expenses over the course of the liquidation.
•	Director of WMI Holdings Corp., a successor to Washington Mutual Inc. Served as the former Chair of the Corporate Strategy and Development Committee, Chairman of Nominating and Governance Committee, and a member of the Compensation Committee.

About Canyon Capital Advisors LLC

Canyon Capital Advisors LLC is a leading alternative asset manager serving institutional clients worldwide. The firm seeks to achieve superior, risk-adjusted returns in excess of the debt and equity market indices with lower volatility. Canyon Capital and its affiliates currently manage investment funds and separate accounts amounting to over $20 billion in assets with a staff of over 200, including more than 100 investment professionals. The firm was founded in 1990 and is headquartered in Los Angeles, with offices in London, New York, Shanghai and Tokyo. Canyon Capital has been an SEC registered investment advisor since 1994.

Media Contact

Mike Geller / Nadia Damouni

Edelman

212-729-2163 / 917-344-4771

Mike.Geller@edelman.com / Nadia.damouni@edelman.com

CANYON CAPITAL ADVISORS LLC, THE CANYON VALUE REALIZATION MASTER FUND, L.P., MITCHELL R. JULIS AND JOSHUA S. FRIEDMAN (COLLECTIVELY, "CANYON"), FREDERICK ARNOLD, JOHN BRECKER, AND EUGENE DAVIS (COLLECTIVELY WITH CANYON, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' POTENTIAL SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AMBAC FINANCIAL GROUP, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE

CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY CANYON WITH THE SEC ON MARCH 14, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.